Mail Stop 3561

August 20, 2007

Via Fax and U.S. Mail

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: CWABS Asset-Backed Certificates Trust 2006-12
Supplement No. 2 to Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 333-131591-14

Dear Mr. Bailey,

   We have reviewed your responses to the comments in our letter dated July 24, 2007 and have the following additional comments.

1. We note your response to prior comments 2 and 3. We also note your previous responses to comments 7 and 8 submitted on July 13, 2007 to our letter dated June 19, 2007. In response to comment 8, you directed us to page S-11 of the prospectus where you state that "the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the prefunding will exceed the initial aggregate certificate principal balance by approximately $27,300,000" and told us that this disclosure provides investors with the total size of the asset pool as of the closing date. We believe investors should be provided with clear disclosure, in your case, of the total number of mortgage loans as well as original and outstanding balances of the loans as required by Item 1111(b). The number of mortgage loans in the final pool as well as outstanding balances of the loans varies from what is disclosed in your prospectus by more than 5%.

   Separately, investors should be provided with clear disclosure of whether a prefunding mechanism was used as contemplated in your prospectus, and if so, be provided the disclosure required by Item 1111(g). We note your response to comment 7 that the transaction was fully funded on the closing date and that a prefunding mechanism was not necessary. But as of the date of the prospectus, the prefunding account could have been as much as approximately $318 million. Therefore, the amount of the prefunding varies from what is disclosed in your prospectus by more than 5%.

In prior responses, you confirmed that the final terms were known on June 30, 2006, the closing date, and you explained to us why the prospectus filed on July 5, 2006 did not contain the final terms. However, it is unclear to us why a Form 8-K containing final pool terms and agreements was not filed until August 7, 2006. Please advise as to why a Form 8-K was not filed within 4 business days after the closing date.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 839-5599
        R.J. Carlson, Esq.